SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC
NOTIFICATION OF CHANGE IN DIRECTOR'S DETAILS

Ryanair Holdings plc announces that it has been advised today (3 December) that Mr Kyran McLaughlin, non-executive director of Ryanair Holdings plc, has been appointed a non-executive director of ESM quoted company, Malin Corporation plc.

This notification is made pursuant to Listing Rule 6.6.8(2) of the Listing Rules of the Irish Stock Exchange.

For further information please contact:

                  Robin Kiely                              Joe Carmody
                              Ryanair Ltd                              Edelman Ireland
                              Tel: +353-1-9451 949               Tel: +353-1-6789 333
                              press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04, November, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary